Media release

Jean-Sébastien Jacques to succeed Sam Walsh as Rio Tinto chief executive

17 March 2016

Rio Tinto chief executive Sam Walsh will retire from the business on 1 July 2016 and will be succeeded by Copper & Coal chief executive Jean-Sébastien Jacques. To ensure a smooth transition, Jean-Sébastien will join the board and become deputy chief executive with immediate effect.

During more than three years on Rio Tinto’s executive committee, Jean-Sébastien has brought greater focus to the copper and the coal businesses. He has delivered a step-change in both safety and cash performance while significantly reducing costs. Prior to joining Rio Tinto, Jean-Sébastien worked for more than 15 years across Europe, Southeast Asia, India and the United States in a wide range of operational and functional positions in the aluminium, bauxite and steel industries. He served as group strategy director for Tata Steel Group from 2007 to 2011.

Rio Tinto chairman Jan du Plessis said “Jean-Sébastien is a very experienced executive with a demonstrated track record and brings a unique blend of strategic and operational expertise. He has run complex operations and projects across five commodities and five continents. J-S is a highly-regarded leader who shares Rio Tinto’s strong values and has embraced its culture.

“Today’s announcement is the culmination of a comprehensive and deliberate executive succession process. The board has decided that J-S is the right person to lead Rio Tinto in an increasingly complex world filled with both challenges and opportunities for our industry.”

Jean-Sébastien Jacques said “Rio Tinto is a world-class company with some of the best tier one assets and people in the industry. It is an honour and a great privilege to be given the opportunity to lead the company as we continue to develop the business and pursue the delivery of value for shareholders.

“The safety of all of our people across the world will remain a key focus and, together with Sam, I will take every opportunity over the next few months, to meet and listen to our shareholders, customers, employees and stakeholders, all of whom play an integral role in making this great company so successful.”

On 1 July 2016, Sam will also retire as a director after almost seven years on the Rio Tinto board.

Jan du Plessis said “The board appointed Sam as chief executive at a challenging time for our company and I am very grateful for his tremendous leadership during the past three years. Against the backdrop of a volatile economic environment, Sam and his team have transformed the business, removing more than $6 billion of costs, strengthening the balance sheet and returning more than $13 billion to shareholders. Sam leaves Rio Tinto as a much stronger company, with a bright future.”

Sam Walsh said “I have been seriously fortunate to lead one of the world’s best companies. After 25 great and enjoyable years with Rio Tinto, now is the right time to pass the reins on to Jean-Sébastien. In his time at Rio Tinto, J-S has proven to be a standout performer as a leader in our business.

“I am very proud to have played my part, together with all of our employees around the world, in returning

Rio Tinto to a position of industry leadership and strength. I have always wanted to make a difference and I believe we have achieved that. I look forward to working with J-S, the board and executive team during the transition.”

Chris Salisbury is appointed acting chief executive of the Copper & Coal product group and will attend the Rio Tinto Executive Committee in this capacity. The rest of the executive team remains unchanged.

Note to editors

Go to www.riotinto.com for the full biographies of all individuals.

Jean-Sébastien Jacques

Jean-Sébastien Jacques will be on a standard Rio Tinto executive contract, which includes a 12-month notice period. He will receive a remuneration package that is in line with our remuneration policy and benchmarked against FTSE30 and other international mining companies.

In his capacity as deputy chief executive, Jean-Sébastien will receive a remuneration package including:

-	A base salary of £800,000
-	Target annual bonus opportunity at 120 per cent of base salary
-	Other benefits including pension and medical insurance will remain unchanged.

With effect from 2 July, as chief executive, his remuneration package will include:

-	A base salary of £1,080,000
-	Target annual bonus opportunity at 120 per cent of base salary
-

An additional long-term incentive plan (LTIP) award, which will be made in September 2016 under the Performance Share Plan. Including the award made earlier this year, the aggregate ‘expected’ value of the awards made during 2016 will be 200 per cent of his base salary as chief executive. The awards will vest, subject to the achievement of performance conditions, in 2021

-	Other benefits will include a company pension contribution of 25 per cent of base salary.

Jean-Sébastien previously held roles as a director on the boards of Turquoise Hill Resources Limited, Palabora Mining Company Limited and Bougainville Copper Limited. There is no further information required to be disclosed under paragraph 9.6.13 R of the United Kingdom listing rules.

Sam Walsh

Leaving arrangements for Sam Walsh are governed by the remuneration policy and will be finalised at the date of his retirement as chief executive.

Sam Walsh will remain as chief executive and a member of the Rio Tinto board until he retires on 1 July 2016. He will continue to be paid in accordance with his existing contractual remuneration arrangements until his retirement date.

Payments after his termination date will include:

-	Payment of A$1.4 million, being his base salary for the remainder of his contractual notice period which will be just less than nine months
-

A 2016 short-term incentive plan (STIP) award, subject to the achievement of financial, safety and individual targets. Any approved award would be paid fully in cash at the normal payment date in March 2017, pro-rated for the period of employment up to 1 July 2016

-

Payment for long service leave and the outstanding balance of his unused and accrued annual leave, in accordance with Australian legislation and applicable practice applying to all employees in Australia. These are currently estimated to be A$1.8 million and A$1.0 million respectively and are more fully described on page 83 of the Annual report

-	Repatriation benefits in line with contractual entitlements.

Sam will retain his vested and unvested LTIP awards. Performance testing and standard pro-rating will be applied where appropriate. There will be no accelerated vesting of awards.

Rio Tinto’s remuneration policy is published in the Annual report at www.riotinto.com. The 2016 Remuneration Implementation report will contain full details of all remuneration payments described above.

Contacts media.enquiries@riotinto.com

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